SECURITI 02005413 MISSION

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SEC FILE NUMBER
8- 4218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH, D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Development Corporation for Israel

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, Suite 600
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene J. Lurie (212) 446-5820
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Arlene J. Lurie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KERI E. TRACEY
NOTARY PUBLIC, STATE OF NEW YORK
No. 01TR6068175
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES DEC. 24, 2005

Signature

V.P. - Finance

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2001

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in subordinated note payable and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
January 28, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Development Corporation for Israel

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$1,307,176
Certificates of deposit	3,500,000
Securities owned	507,167
Prepaid pension cost	2,396,701
Furniture and equipment, at cost, less accumulated depreciation of $1,468,828	763,289
Other assets	911,800
Total assets	$9,386,133

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$2,154,550
Due to the State of Israel	739,003
Deferred income taxes	517,500
Total liabilities	3,411,053
Commitments	
Subordinated note payable	4,050,000
Stockholder's equity	
Capital stock, no par value; authorized, issued and outstanding, 200 shares	100,000
Additional paid-in capital	1,400,000
Retained earnings	425,080
Total stockholder's equity	1,925,080
Total liabilities and stockholder's equity	$9,386,133

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF OPERATIONS

Year ended December 31, 2001

Revenue	
Commission income	$20,985,417
Administrative fees	11,493,142
Interest and other income	346,545
	32,825,104
Expenses	
Employee compensation and benefits	21,761,346
Campaign expenses	3,886,917
Occupancy and equipment	2,667,137
Professional services	892,680
Interest expense	267,560
Other	3,475,733
	32,951,373
Loss before income tax	(126,269)
Deferred income tax benefit	(28,000)
Current income taxes	26,377
Total income tax benefit	(1,623)
NET LOSS	$ (124,646)

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2001

	Capital stock and additional paid-in capital	Retained earnings	Total
Balance, January 1, 2001	$1,500,000	$ 549,726	$2,049,726
Net loss		(124,646)	(124,646)
Balance, December 31, 2001	$1,500,000	$ 425,080	$1,925,080

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF CHANGES IN SUBORDINATED NOTE PAYABLE

Year ended December 31, 2001

Subordinated note payable, January 1, 2001	$ 5,050,000
Less: Subordinated note prepayment	(1,000,000)
Subordinated note payable, December 31, 2001	$ 4,050,000

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (124,646)
Adjustments to reconcile net loss to net cash provided by operating activities	
Deferred income taxes	(28,000)
Depreciation	662,029
Net changes in operating assets and liabilities	
Decrease in operating assets	
Certificates of deposit	2,500,000
Securities owned	723,482
Prepaid pension cost	31,717
Other assets	355,715
Decrease in operating liabilities	
Accounts payable and accrued expenses	(1,352,256)
Due to State of Israel	(114,691)
Net cash provided by operating activities	2,653,350
Cash flows from investing activities	
Payments for the acquisition of furniture and equipment	(360,186)
Cash flows from financing activities	
Subordinated note prepayment	(1,000,000)
Net increase in cash and cash equivalents	1,293,164
Cash and cash equivalents at beginning of year	14,012
Cash and cash equivalents at end of year	$ 1,307,176
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 146,310
Taxes	$ 37,877

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds. The underwriting agreements provide for a commission to be received on all bonds sold.

1. *Commissions*

The Company earns commission income from the State of Israel on the sale of the Bonds. Such income is recognized at the time of acceptance of the subscriptions for the Bonds.

2. *Campaign Expenses*

Campaign expenses are comprised of advertising, public relations, events, delegations, awards and campaign-related travel. Certain of these expenses are offset by cover charges paid by participants who attend the functions.

3. *Foreign Currency*

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Cash denominated in foreign currency amounts is remeasured into U.S. dollars based on the exchange rates in effect at the end of the period. Resulting gains and losses are reflected in the results of operations.

4. *Furniture and Equipment*

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is followed for all assets for financial reporting.

5. *Securities Transactions*

Transactions in securities are recorded on a trade-date basis. All realized and unrealized gains and losses are reflected in income.

NOTE A (continued)

6. *Securities Owned*

Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price on the last business day of the period.

In the absence of readily ascertainable market values, securities shall be valued in good faith by management.

7. *Cash and Cash Equivalents*

Included in cash and cash equivalents are investments in money market funds which are readily convertible to cash.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CERTIFICATES OF DEPOSIT

Certificates of deposits of $3,500,000 mature in 2002. Interest rates range from 2.35% to 2.40%.

NOTE C - SECURITIES OWNED

At December 31, 2001, the investments consist of the following:

Corporate Securities (cost $118,561)	$ 77,486
U.S. Government Securities (cost $319,748)	321,881
Private Placement - NASDAQ Stock Market Inc.	107,800
	$507,167

The Private Placement is valued at cost, which approximates fair value as determined by management.

For the year ended December 31, 2001, the Company earned $19,500 in interest income from this investment account. In addition, the Company had realized gains of approximately $22,000 and unrealized depreciation in securities of approximately $15,000, which are reflected in the statement of operations in interest and other income.

NOTE D - SUBORDINATED NOTE PAYABLE

A note in the amount of $4,050,000 is subordinated to the claims of general creditors under a subordinated loan agreement with the State of Israel and is due on December 31, 2003. Interest is charged at 6.0% and is payable semiannually.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Based on the repayment restrictions placed on this note, it is not practicable to determine its fair value.

NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements. The lease periods range from one to five years.

NOTE E (continued)

Minimum rental payments under noncancelable leases are approximately:

Year	Amount
2002	$2,069,515
2003	1,690,477
2004	1,460,108
2005	492,856
2006	1,521
	$5,714,477

Rent expense was approximately $1,970,000 in 2001.

NOTE F - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2001:

	Useful life (in years)	
Computer equipment and software	3	$ 2,087,101
Furniture and fixtures	5	145,016
		2,232,117
Less accumulated depreciation		(1,468,828)
		$ 763,289

NOTE G - RELATED PARTIES

The State of Israel funds the operating costs of a foreign affiliate through the Company as Paying Agent. For 2001, funding of this foreign affiliate amounted to approximately $2,050,000.

Pursuant to various underwriting agreements, the State of Israel reimburses the Company for certain operating costs. These reimbursements are recognized in revenues as administrative fees with any advance funding shown as due to the State of Israel.

NOTE H - EMPLOYER RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all employees. The Company's funding policy is to make annual contributions of at least the minimum contribution requirement described under section 412 of the Internal Revenue Code.

The following table sets forth the funded status and amounts recognized in the Company's statement of financial condition at December 31, 2001, for the defined benefit pension plans:

Accumulated benefit obligation	$11,776,463
Plan assets at fair value, consisting primarily of listed stocks, bonds and securities of the State of Israel	14,030,693
Funded status	$ 2,254,230
Prepaid pension cost	$ 2,396,701

Net pension expense for defined benefit pension plans in 2001 consists of:	
Service cost - benefit earned during the year	$ 767,633
Interest cost on projected benefit obligation	828,560
Actual return on plan assets	664,464
Net amortization and deferral	(1,728,940)
Net pension expense	$ 531,717

Contributions for 2001 were $500,000. Benefit payments for 2001 were $642,389.

The Company utilized a 7.0% pre-retirement discount rate, a 5.5% post-retirement discount rate and a 3.75% rate of increase in future compensation levels in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets for 2001 is 8.5%.

NOTE H (continued)

The Company amended its Defined Benefit Plans and 401(k) Savings Plans effective May 1, 1997. The revised Pension and Savings Program included changes to the Defined Benefit Plans, which separated the Plans into two components. Certain employees had the choice of continuing to receive benefits under the provisions of the existing plans (the "Old" Plan component) or begin receiving benefits under the provisions of the Cash Balance Plan (the Cash Balance component). Eligible employees who chose to participate in the Cash Balance Plan also were eligible to receive employer matching contributions in the 401(k) Savings Plan.

For those eligible employees in the Cash Balance Pension Plan, the Company calculated the "opening balance" based on the higher of two benefit amounts as defined in the Plan. At the end of each year, each participant receives a credit equal to 4% of his or her eligible compensation, plus interest at the crediting rate on the total balance as of the end of the preceding year.

All eligible employees are entitled to contribute from 1% to 20% of their annual eligible compensation, up to the Internal Revenue Service limit, on a pretax basis to the 401(k) Savings Plan. The Company matches the contributions of those employees who are participating in the Cash Balance Plan. The amount of the Company match is up to 2% of compensation, at $0.50 for each dollar contributed if 1% is contributed and at $1.00 for each dollar contributed if at least 2% is contributed. The Company contributed approximately $180,000 in matching contributions during the year ended December 31, 2001.

NOTE I - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital, as defined, under such provisions. At December 31, 2001, the Company had net capital of $1,760,446, which exceeded net capital requirements of $250,000 by $1,510,446.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash, cash equivalents and certificate of deposit balances in four financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that the risk is not significant.

NOTE K - DEFERRED INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items, which comprise deferred income taxes as of December 31, 2001, are as follows:

Prepaid pension cost	$(959,000)
Lease concession liability	255,000
Vacation accruals	102,000
Depreciation	71,000
Other	13,500
Deferred income taxes payable	$(517,500)

	Deferred income tax liability
Deferred income taxes at December 31, 2000	$(545,500)
2001 deferred income tax benefit	28,000
Deferred income taxes at December 31, 2001	$(517,500)

The Company created a net operating loss carryforward of approximately $13,500 in the current year which expires in 2021.



SUPPLEMENTARY INFORMATION

Development Corporation for Israel

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2001

Stockholder's equity per statement of financial condition		$1,925,080
Additions		
Subordinated note payable		4,050,000
Deductions		
Prepaid pension cost	$2,396,701	
Other assets	1,788,810	4,185,511
Net capital before haircuts		1,789,569
Haircuts on securities		29,123
Net capital		$1,760,446
Minimum requirement - the greater of 2% of aggregate debit items or $250,000		$ 250,000
Excess of net capital over minimum requirement		$1,510,446

No material differences exist between net capital per the above computation and the unaudited Form X-17A-5 Part II filing.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2001

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Development Corporation for Israel

In planning and performing our audit of the financial statements and supplemental information of Development Corporation for Israel (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
January 28, 2002

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2001

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 28, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
354
SECTION

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Development Corporation for Israel

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$1,307,176
Certificates of deposit	3,500,000
Securities owned	507,167
Prepaid pension cost	2,396,701
Furniture and equipment, at cost, less accumulated depreciation of $1,468,828	763,289
Other assets	911,800
Total assets	$9,386,133

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$2,154,550
Due to the State of Israel	739,003
Deferred income taxes	517,500
Total liabilities	3,411,053
Commitments	
Subordinated note payable	4,050,000
Stockholder's equity	1,925,080
Total liabilities and stockholder's equity	$9,386,133

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds. The underwriting agreements provide for a commission to be received on all bonds sold.

1. *Commissions*

The Company earns commission income from the State of Israel on the sale of the Bonds. Such income is recognized at the time of acceptance of the subscriptions for the Bonds.

2. *Foreign Currency*

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Cash denominated in foreign currency amounts is remeasured into U.S. dollars based on the exchange rates in effect at the end of the period.

3. *Furniture and Equipment*

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is followed for all assets for financial reporting.

4. *Securities Transactions*

Transactions in securities are recorded on a trade-date basis.

5. *Securities Owned*

Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price on the last business day of the period.

In the absence of readily ascertainable market values, securities shall be valued in good faith by management.

NOTE A (continued)

6. *Cash and Cash Equivalents*

Included in cash and cash equivalents are investments in money market funds which are readily convertible to cash.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CERTIFICATES OF DEPOSIT

Certificates of deposit of $3,500,000 mature in 2002.

NOTE C - SECURITIES OWNED

At December 31, 2001, the investments consist of the following:

Corporate Securities (cost $118,561)	$ 77,486
U.S. Government Securities (cost $319,748)	321,881
Private Placement - NASDAQ Stock Market Inc.	107,800
	$507,167

The Private Placement is valued at cost, which approximates fair value as determined by management.

NOTE D - SUBORDINATED NOTE PAYABLE

A note in the amount of $4,050,000 is subordinated to the claims of general creditors under a subordinated loan agreement with the State of Israel and is due on December 31, 2003. Interest is charged at 6.0% and is payable semiannually.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Based on the repayment restrictions placed on this note, it is not practicable to determine its fair value.

NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements. The lease periods range from one to five years.

Minimum rental payments under noncancelable leases are approximately:

Year	Amount
2002	$2,069,515
2003	1,690,477
2004	1,460,108
2005	492,856
2006	1,521
	$5,714,477

NOTE F - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2001:

	Useful life (in years)	
Computer equipment and software	3	$ 2,087,101
Furniture and fixtures	5	145,016
		2,232,117
Less accumulated depreciation		(1,468,828)
		$ 763,289

NOTE G - RELATED PARTIES

The State of Israel funds the operating costs of a foreign affiliate through the Company as Paying Agent. For 2001, funding of this foreign affiliate amounted to approximately $2,050,000.

Pursuant to various underwriting agreements, the State of Israel reimburses the Company for certain operating costs. These reimbursements are recognized in revenues as administrative fees with any advance funding shown as due to the State of Israel.

NOTE H - EMPLOYER RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all employees. The Company's funding policy is to make annual contributions of at least the minimum contribution requirement described under section 412 of the Internal Revenue Code.

NOTE H (continued)

The following table sets forth the funded status and amounts recognized in the Company's statement of financial condition at December 31, 2001, for the defined benefit pension plans:

Accumulated benefit obligation	$11,776,463
Plan assets at fair value, consisting primarily of listed stocks, bonds and securities of the State of Israel	14,030,693
Funded status	$ 2,254,230
Prepaid pension cost	$ 2,396,701

The Company utilized a 7.0% preretirement discount rate, a 5.5% postretirement discount rate and a 3.75% rate of increase in future compensation levels in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets for 2001 is 8.5%.

The Company amended its Defined Benefit Plans and 401(k) Savings Plans effective May 1, 1997. The revised Pension and Savings Program included changes to the Defined Benefit Plans, which separated the Plans into two components. Certain employees had the choice of continuing to receive benefits under the provisions of the existing plans (the "Old" Plan component) or begin receiving benefits under the provisions of the Cash Balance Plan (the Cash Balance component). Eligible employees who chose to participate in the Cash Balance Plan also were eligible to receive employer matching contributions in the 401(k) Savings Plan.

For those eligible employees who chose the Cash Balance Pension Plan on May 1, 1997, the Company calculated the "opening balance" based on the higher of two benefit amounts as defined in the Plan. Thereafter, at the end of each year, each participant receives a credit equal to 4% of his or her eligible compensation, plus interest at the crediting rate on the total balance as of the end of the preceding year.

NOTE H (continued)

All eligible employees are entitled to contribute from 1% to 20% of their annual eligible compensation, up to the Internal Revenue Service limit, on a pretax basis to the 401(k) Savings Plan. The Company matches the contributions of those employees who are participating in the Cash Balance Plan. The amount of the Company match is up to 2% of compensation, at $0.50 for each dollar contributed if 1% is contributed and at $1.00 for each dollar contributed if at least 2% is contributed.

NOTE I - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital, as defined, under such provisions. At December 31, 2001, the Company had net capital of $1,760,446 which exceeded net capital requirements of $250,000 by $1,510,446.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash, cash equivalents and certificate of deposit balances in four financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that the risk is not significant.

NOTE K - DEFERRED INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2001 are as follows:

Prepaid pension cost	$(959,000)
Lease concession liability	255,000
Vacation accruals	102,000
Depreciation	71,000
Other	13,500
Deferred income taxes payable	$(517,500)

NOTE K (continued)

	Deferred income tax liability
Deferred income taxes at December 31, 2000	$(545,500)
2001 deferred income tax expense	28,000
Deferred income taxes at December 31, 2001	$(517,500)

The Company created a net operating loss carryforward of approximately $13,500 in the current year which expires in 2021.